

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 20, 2009

Frank B. Manning
President
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111

       RE: **Zoom Technologies, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed March 13, 2009, as amended July 14, 2009
             File No. 000-18672

Dear Mr. Manning:

      We have reviewed your revised preliminary proxy statement filed July 14, 2009 and response letter, and we have the following additional comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Zoom's Reasons for the Acquisition and Recommendation of the Zoom Board, page 85

1.   We note your revised disclosure in response to comment nine in our letter dated June 5, 2009. In this regard, you disclose that TCB Digital's management shared financial projections with Zoom's board, which were then used by Zoom's board to calculate the acquisition consideration. Therefore, please revise to disclose all material financial projections disclosed by TCB Digital to Zoom's board and/or management. Also, revise to disclose TCB Digital's actual earnings for 2008.

2.   We note your revised disclosure in response to comment nine in our letter dated June 5, 2009. In the first paragraph on page 86, you state that you arrived at the earnings multiple "after looking at roughly comparable public companies." Please revise to disclose each public company analyzed, as well as the earnings multiple then-calculated for such public company.

                *   *   *   *

Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy

Celeste M. Murphy
Legal Branch Chief

cc: By facsimile to (866) 741-8182
        Ralph V. De Martino, Esq.
        (Cozen O'Connor)